June 12, 2006

VIA FACSIMILE & OVERNIGHT COURIER

Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, Georgia 30338
Attention:    Independent Members
              of the Board of Directors

Members of the Board:

Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD, is the beneficial owner of approximately 5 million shares, or 1.6%, of the common stock of Mirant Corporation. It appears that our June 1, 2006 letter to Mr. Muller, Chairman and Chief Executive Officer of Mirant, has fallen upon deaf ears. In that letter, we stated our strong opposition to Mirant's ill-advised hostile bid to acquire NRG Energy, Inc. and encouraged Mirant, instead, to put itself up for sale. Unfortunately, despite the vocal and overwhelming opposition from Pirate Capital and others, the company appears to be continuing to waste valuable time and resources pursuing the NRG acquisition. We call upon you, the independent members of the board of directors, to respect the will of your stockholders and immediately reverse course.

In our June 1 letter, we also requested a meeting with the board of directors to discuss the proposed transaction and our views as to the best approach to increase stockholder value. We reiterate that request now. By ignoring our request, the company has left us with little choice but to take more direct action in an effort to prevent what we believe would be a devastating transaction for the company. Accordingly, if by Wednesday, June 14, 2006, Mirant has not publicly abandoned its bid to acquire NRG and announced the engagement of an investment bank to pursue the prompt sale of the company, we intend to formally request that the board of directors exercise its authority to call a special meeting of stockholders. If the board does not take appropriate action, we plan to solicit the necessary agent designations in order to meet the 40% threshold required by the company's Certificate of Incorporation for stockholders to call a special stockholder meeting. In either case, the purpose of the special meeting would be to take the following actions:

         (1) increase the size of the board of directors to fifteen members;

         (2) elect six new directors to the board; and

         (3) remove at least four of the nine incumbent directors.



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Mirant Corporation
June 12, 2006
Page 2



If successful, our nominees would then constitute a majority of the board of directors. We expect that the new directors, if elected, consistent with their fiduciary duties to all stockholders, would call for the immediate abandonment of the proposed NRG acquisition and pursue the prompt sale of the company. Although we have no desire to engage the company in a costly and protracted battle, we are fully prepared to do so. We have engaged Schulte Roth & Zabel LLP in this matter and have already met with a number of impressive potential board candidates.

We note with some irony the statement to stockholders on the company's website that Mirant will operate its business with a "relentless focus on creating value for your investment." As we perceive the proposed acquisition of NRG to be a blatant destruction of stockholder value, we call on you to make this statement a reality. We once again urge you to reverse course, abandon Mirant's bid for NRG and engage a financial advisor to begin a process to sell the company.

Please note that if the board of directors takes any inappropriate action to usurp the rights of its stockholders or in any way impede the stockholder franchise, we will seek to have the directors held responsible for their actions. We have no doubt that you are well aware, as are we, of your fiduciary duties as directors, and we trust that you will act accordingly. Please feel free to contact the undersigned if you wish to discuss these matters further.


Very truly yours,

/s/ Thomas R. Hudson Jr.

Thomas R. Hudson Jr.
Portfolio Manager